UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INTRUSION INC.

Common Stock, $0.01 par value

46121E205

December 31, 2008


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

X   	Rule 13d-1(b)

	Rule 13d-1(c)

    	Rule 13d-1(d)

Note: The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  46121E205

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Donald W. Hodges

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States

5.	Sole Voting Power:  0

6.	Shared Voting Power:  160,000

7.	Sole Dispositive Power:  0

8.	Shared Dispositive Power:  485,185

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  485,185

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9): 4.17%

12.	Type of Reporting Person (See Instructions):  HC

CUSIP No. 46121E205

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	First Dallas Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas

5.	Sole Voting Power:  0

6.	Shared Voting Power:  160,000

7.	Sole Dispositive Power:  0

8.	Shared Dispositive Power:  485,185

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  485,185

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9):  4.17%

12.	Type of Reporting Person (See Instructions):  HC

CUSIP No.  46121E205

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	First Dallas Securities, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas

5.	Sole Voting Power:  -0-

6.	Shared Voting Power:  -0-

7.	Sole Dispositive Power:  -0-

8.	Shared Dispositive Power:  259,960

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  259,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9):  2.23%

12.	Type of Reporting Person (See Instructions):  BD/IA


CUSIP No.  46121E205

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Hodges Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas

5.	Sole Voting Power:  0

6.	Shared Voting Power:  0

7.	Sole Dispositive Power:  0

8.	Shared Dispositive Power:  65,225

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  65,225

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9):  0.56%

12.	Type of Reporting Person (See Instructions):  IA


CUSIP No.  46121E205

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Hodges Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Massachusetts

5.	Sole Voting Power:  0

6.	Shared Voting Power:  0

7.	Sole Dispositive Power:  0

8.	Shared Dispositive Power:  0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9):  0.0%

12.	Type of Reporting Person (See Instructions):  IC

CUSIP No.  46121E205

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons

	Hodges Small Cap Fund - 261420876

2.	Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas


5.	Sole Voting Power:  0

6.	Shared Voting Power:  0

7.	Sole Dispositive Power:  0

8.	Shared Dispositive Power:  0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9:  0.0%

12.	Type of Reporting Person :  IC

Item 1.
(a)	Name of Issuer:
		Intrusion Inc. (the Company)
(b)	Address of Issuer's Principal Executive Offices:
		1101 East Arapaho Road
		Richardson, TX 75081
Item 2.
(a)	Name of Person Filing:
		Donald W. Hodges
		First Dallas Holdings, Inc.
		First Dallas Securities, Inc.
		Hodges Capital Management, Inc.
		Hodges Fund
		Hodges Small Cap Fund

(b)	Address of Principal Business Office or, if none, Residence:
		2905 Maple Ave.
		Dallas, Texas 75201
(c)	Citizenship:
		Donald W. Hodges is a citizen of the United States. First Dallas Holdings, Inc. is a Texas corporation. First Dallas Securities, Inc. is a Texas corporation. Hodges Capital Management, Inc. is a Texas corporation. Hodges Fund is a Massachusetts business trust.
		Hodges Small Cap Fund is a Massachusetts business trust.

(d)	Title of Class of Securities:
		Common Stock
(e)	CUSIP Number:
		46121E205

Item 3.  If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b)
				or (c), check whether the person filing is a:
(a)		Broker or dealer registered under section 15 of the Act
				(15 U.S.C. 78o).
(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)		Insurance company as defined in section 3(a)(19) of the Act
				(15 U.S.C. 78c).
(d)		Investment company registered under section 8 of the Investment
				Company Act of 1940 (15 U.S.C. 80a-8).
(e)		An investment adviser in accordance with S240.13d-1(b)(1)(ii)(E).
(f)		An employee benefit plan or endowment fund in accordance with
				S240.13d-1(b)(1)(ii)(F).
(g)	X   A parent holding company or control person in accordance with
				S 240.13d-1(b)(1)(ii)(G).
(h)		A savings associations as defined in Section 3(b) of the Federal
				Deposit Insurance Act (12 U.S.C. 1813).
(i)		A church plan that is excluded from the definition of an investment
				company under section 3(c)(14) of the Investment Company
				Act of 1940 (15 U.S.C. 80a-3).
(j)		Group, in accordance with S240. 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	Donald W. Hodges		485,185
	First Dallas Holdings, Inc.	485,185
	First Dallas Securities, Inc.	25,960
	Hodges Capital Management, Inc.	65,225
	Hodges Fund			0
	Hodges Small Cap Fund		0

(b)	Percent of class:
	Donald W. Hodges		4.17%
	First Dallas Holdings, Inc.	4.17%
	First Dallas Securities, Inc.  	2.23%
	Hodges Capital Management, Inc.	0.56%
	Hodges Fund			0.0%
	Hodges Small Cap Fund		0.00%

The calculation of the percentage of beneficial ownership of the Company's common stock is based upon 11,638,000 shares outstanding on September 30, 2008, as disclosed by the Company in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2008.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
	Donald W. Hodges		0
	First Dallas Holdings, Inc.	0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Fund			0
	Hodges Small Cap Fund		0

	(ii)	Shared power to vote or to direct the vote:
	Donald W. Hodges		160,000
	First Dallas Holdings, Inc.	160,000
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Fund			0
	Hodges Small Cap Fund		0

	(iii)	Sole power to dispose or to direct the disposition of:
	Donald W. Hodges		0
	First Dallas Holdings, Inc.	0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Fund			0
	Hodges Small Cap Fund		0

	(iv)	Shared power to dispose or to direct the disposition of:
	Donald W. Hodges		485,185
	First Dallas Holdings, Inc.	485,185
	First Dallas Securities, Inc.	259,960
	Hodges Capital Management, Inc.	65,225
	Hodges Fund			0
	Hodges Small Cap Fund		0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see S240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other individuals have the right to receive the dividends from, and the proceeds from the sale of, all reported securities.


Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
Donald W. Hodges ("Control Person") is the sole owner of First Dallas Holdings, Inc., the parent holding company of First Dallas Securities, Inc., Hodges Capital Management, Inc., Hodges Fund and Hodges
Small Cap Fund.  All entities and their Item
3 classification are attached hereto as Exhibit A.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009


	Donald W. Hodges
	Chairman

Exhibit A
List of Subsidiaries

1	First Dallas Securities, Inc. is a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) and an investment adviser in accordance with S240.13d-1(b)(1)(ii)(E).

2	Hodges Capital Management, Inc. is an investment adviser in accordance with S240.13d-1(b)(1)(ii)(E).

3	Hodges Fund is an investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

4.    Hodges Small Cap Fund is an investment company registered under section
8 of the Investment     Company Act of 1940 (15 U.S.C. 80a-8).